UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 25, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) interim management statement for the quarter ended 30 June 2014.

news release

Interim management statement for the quarter ended 30 June 2014

25 July 2014

Highlights

•                  Group service revenue declined 4.2%*; Europe -7.9%*, AMAP 4.7%*

•                  Evidence of commercial improvement in Germany (-4.9%*), Italy (-16.1%*) and UK (-3.2%*); Spain (-15.3%*) weaker on renewed competition

•                  India (10.3%*) and Turkey (3.7%*) continue to show strong momentum; Vodacom was flat* impacted by an MTR cut in South Africa

•                  Strong progress on Project Spring: 4G footprint across European markets up to 52%; 6.7 million 4G customers; Group data traffic up 73% year-on-year

•                  Unified communications strategy advanced further: KDG integration commenced; completion of Ono; fibre alliances in Ireland and Portugal announced

•                  Free cash outflow on a guidance basis of £0.6 billion reflecting Project Spring investment; net debt £14.1 billion (£11.0 billion including Verizon loan notes), before Ono consideration of £5.7 billion

	Quarter ended	Change
	30 June 2014	Reported	Organic*
	£m	%	%

Group revenue	10,204	6.2	(4.4)

Group service revenue	9,446	6.4	(4.2)
Europe	6,450	17.2	(7.9)
Africa, Middle East and Asia Pacific (‘AMAP’)	2,894	(11.3)	4.7

Capital expenditure	1,867	83.4

Free cash flow	(582)	n/m

Vittorio Colao, Chief Executive, commented:

“The year has started in line with our expectations. Through our commercial actions and investment, our performance is beginning to stabilise quarter-on-quarter in several of our European markets, with customer appetite for 4G services clearly growing. We also see very strong growth in demand for data in India.  In unified communications, we have made further good progress on our strategy, continuing to implement our plans in several markets, and our customer growth trends demonstrate the strength of our commercial execution.

“Our £19 billion Project Spring investment programme has taken off quickly, with capex nearly doubling year-on-year, and our 4G coverage in Europe up 20 percentage points to 52% in the last nine months. We are increasingly well positioned to deliver high speed mobile and fixed data services to consumers and businesses alike.”

Note:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 10.

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

vodafone.com

Investor Relations	Media Relations
Telephone: +44 7919 990230	www.vodafone.com/media/contact

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

OPERATING REVIEW

Group overview

Group revenue was £10.2 billion and Group service revenue was £9.4 billion. On an organic basis Group service revenue decreased by 4.2%*, and excluding the impact of mobile termination rate (‘MTR’) cuts Group service revenue fell by 2.9%*.

Europe

In Europe, service revenue was down 7.9%*, or down 6.6%* excluding the impact of MTR cuts. Although competition and regulation continue to create a challenging operating environment, our performance in several markets is beginning to show some signs of stabilisation quarter-on-quarter. The improvement in both contract mobile and fixed customer additions trends seen in the second half of the 2014 financial year has continued into this quarter, and we have taken further steps to advance our unified communications strategy in Germany, Italy, Spain, Ireland and Portugal.

In Germany, service revenue declined by 4.9%* (Q4: -5.8%*). ARPU is stabilising quarter-on-quarter, and the base is benefiting from strong contract net additions in the second half of the 2014 financial year. Network performance continued to recover, with a significant reduction in dropped call rates. Kabel Deutschland (“KDG”) service revenue continues to grow strongly. Integration commenced in April as planned.

In Italy, service revenue was down 16.1%* (Q4: -18.1%*2). The slight improvement in trend reflects the impact of price rises towards the end of the previous quarter and continued strong enterprise customer net additions. Fixed line revenue returned to growth and we have begun our fibre-to-the-cabinet roll-out.

In the UK, service revenue was down 3.2%* including Cable & Wireless Worldwide (‘CWW’) on an organic basis for the first time (Q4: -3.6%*, or -4.0%* including CWW). The consumer mobile business returned to growth in the quarter, with continued good traction for 4G bundled with content packages. CWW integration continues to proceed in line with our overall financial plan.

In Spain, service revenue was down 15.3%* (Q4: -12.6%*). The revenue trend in mobile deteriorated, as a result of our response to competitor activity in converged services, and a market shift towards SIM-only and mid-tier handsets in integrated bundles. Our fixed line business continues to show strong momentum, and the completion of the Ono transaction will significantly strengthen our competitive position in the market. In July we revised our fibre agreement with Orange to target 2 million homes passed with self-built fibre by September 2015, with wholesale access to 1 million homes passed by the Ono network granted to Orange.

Elsewhere in Europe, Hungary continued to grow strongly, the service revenue trends in Portugal and the Netherlands improved, and Greece and the Czech Republic were relatively stable quarter-on-quarter.

AMAP

In AMAP, service revenue was up 4.7%*, or up 6.2%* excluding the impact of MTR cuts. We continued to see good growth across most markets, driven by leading network quality, increasing demand for data and strong commercial execution.

In India, service revenue was up 10.3%* (Q4: 11.9%*). As expected, the rate of growth slowed slightly quarter-on-quarter after price increases a year ago. However, data revenue growth accelerated in the quarter as 3G take-up continued to grow and we made further investments in 3G network roll-out. We continue to expand our M-Pesa service in India where we now have approximately 66,000 sales agents nationwide and 1.5 million registered users.

Vodacom organic service revenue was flat* (Q4: 5.1%*). The slowdown from the previous quarter was the result of the 50% MTR cut introduced in South Africa in April. Price competition in South Africa has intensified, but Vodacom has responded effectively with targeted promotions. The international businesses continue to grow well driven by continued customer growth, higher voice usage, increased data usage and M-Pesa, although overall growth was impacted by intense price competition.

In the other AMAP markets, Turkey service revenue was up 3.7%* (Q4: 6.8%*) as strong growth in the customer base was partly offset by an increase in competitive intensity. Egypt service revenue was down 0.7% against a very strong prior period performance. Ghana and Qatar both continued to grow very strongly.

4G, data and investment programme

Data growth continues to be very strong across the Group, with higher speeds and wider coverage stimulating customer data uptake and usage. Our two-year, £19 billion investment programme to accelerate and extend Vodafone’s network and service differentiation across mobile and fixed line in our key markets has now commenced, and will position us very well to capture this significant data opportunity.

In Europe, our 4G network now covers 52% of the population, up from 46% in Q4, with 4,700 4G sites deployed in the quarter. As a result, data traffic growth in Europe has accelerated to 53% year-on-year in Q1 from 42% in the previous quarter, stimulated by the enhanced user experience and increasing appetite for music and video streaming.  We are supporting the 4G roll-out with a targeted, local communications strategy focusing on network benefits and differentiation rather than price. At the same time, we are investing in additional 2G and 3G sites to improve voice quality and reliability, with a further 2,400 2G and 3G sites installed across Europe during the period.

In India, where we aim to have 95% 3G outdoor coverage in targeted urban areas over the next two years, we have taken 3G coverage on this footprint to 89%, with a further 2,305 sites added. In South Africa, we added 473 4G sites and 293 3G sites in the quarter. Around three-quarters of our sites are now connected to our own high capacity transmission network.

Vodafone Red

Our Vodafone Red plans which offer unlimited calls, texts and generous data allowances, are now used by 14.3 million customers, with 2.3 million added in the quarter. These Vodafone Red plans encourage customers to use our services more, while reducing our exposure to out-of-bundle revenue and competing services. 61% of mobile service revenue in Europe was in-bundle during the quarter.

Unified communications

We have made significant progress with our unified communications strategy during the quarter. We achieved residential broadband net additions of approximately 190,000, with continued growth in Germany, Italy, Spain and Portugal. Fixed line service revenue in Europe decreased by 2.8%*, with growth in Italy and Spain offset by declines in Germany and the UK.

The integration of KDG is now underway, creating a fully integrated operator in Germany able to offer the full range of high speed data services to enterprise and residential customers and realising significant cost and capital expenditure synergies in the process. The recent completion of the Ono acquisition will allow us to establish a similarly strong platform in Spain. In addition, our fibre roll-out in Italy, as well as recent announcements of fibre deployment plans in Ireland and shared next generation network access in Portugal, position Vodafone increasingly strongly across its European footprint.

Enterprise

Enterprise service revenue was down 2.9%*. While we saw some ongoing competitive pressure in our traditional national enterprise businesses, we achieved continued strong growth in strategic growth areas. Vodafone Global Enterprise revenue was up 1.6%*, driven by a number of new account wins and extensions. Machine-to-machine (‘M2M’) revenue was up 30.7%*, driven by increased innovation and a widening range of vertical markets.

We continue to focus on integrated offerings for enterprise customers, with fixed line revenue now representing 24% of enterprise service revenue.  We won a number of key contracts in the quarter utilising our full range of services for enterprise customers, including unified communications, fixed line, mobile, M2M and cloud & hosting services.  During the quarter we announced plans to acquire Cobra, a leading M2M provider to the automotive and insurance industries, for €145 million (£115 million), to enhance our M2M capabilities. The acquisition is subject to regulatory approval and is expected to complete in the third quarter of the 2014 calendar year.

Capital expenditure, cash flow and balance sheet

Capital expenditure of £1.9 billion in the quarter nearly doubled year-on-year as we began our two-year, £19 billion investment programme. Guidance free cash outflow of £0.6 billion in the quarter mainly reflected the significant increase in capital expenditure. Net debt at 30 June 2014 was £14.1 billion (or £11.0 billion taking into account the Verizon loan notes), an increase of £0.4 billion from 31 March 2014, mainly reflecting the free cash outflow during the quarter.

Summary and outlook

Trading in the first quarter was consistent with management’s expectation underlying the outlook statement for the 2015 financial year1. The Group therefore confirms its outlook for the 2015 financial year.

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 10.

(1)         Full details on this guidance are available on page 8 of the Group’s preliminary announcement for the financial year ended 31 March 2014.

(2)         Italy organic service revenue growth for Q4 calculated on a 100% ownership basis.

Europe

Revenue increased 16.5%, including a 3.9 percentage point negative impact from foreign exchange rate movements and a 29.3 percentage point favourable impact from M&A activity. On an organic basis service revenue declined 7.9%*, driven primarily by a challenging operating environment in many markets, continued competition and the impact of MTR cuts.

Revenue

	Quarter ended
	30 June		Change
	2014	2013	Reported	Organic*
	£m	£m	%	%

Germany	2,031	1,815	11.9	(4.9)
Italy	1,064	—	—	(16.1)
UK	1,472	1,521	(3.2)	(3.2)
Spain	706	870	(18.9)	(15.3)
Other Europe	1,191	1,314	(9.4)	(4.7)
Eliminations	(14)	(16)
Service revenue	6,450	5,504	17.2	(7.9)
Revenue	6,851	5,881	16.5	(8.9)

Note:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 10.

Germany

Service revenue decreased 4.9%*, but stabilised quarter-on-quarter in local currency.

Mobile service revenue declined 5.5%* as the price reductions from last year continued to penetrate the base. The contract customer base continued to grow as we maintain our focus on Vodafone Red and 4G where we had over 3.4 million customers and 1.5 million customers respectively at 30 June 2014. The roll-out of 4G services continued with a focus on urban areas, with overall outdoor population coverage of 70% at 30 June 2014. We made significant further improvements to our voice and data networks during the period.

Fixed line revenue decreased 3.2%* excluding KDG. KDG maintained its strong growth and contributed £378 million to service revenue during the quarter. The integration continued with the successful launch of a joint product portfolio, being marketed in both Vodafone and KDG stores under the “Zuhause Plus” name.

Italy

Service revenue decreased 16.1%* as improving trends in both mobile and fixed line were offset by the continuing effects of last year’s summer prepaid price war penetrating the customer base and the negative impact of MTR cuts effective from July 2013.  On a local currency basis, absolute service revenue during the quarter was broadly in line with the previous quarter to 31 March 2014.

Mobile service revenue declined 18.9%* as ARPU decreased following last year’s significant price cuts. Although there has been some recovery in headline prices, the market remains very competitive. The number of enterprise customers increased further during the quarter, but this was more than offset by a further erosion of the consumer customer base.  Vodafone Red, which had nearly 1.5 million customers at 30 June 2014, continues to penetrate further into the base leading to improved churn in the contract segment. 4G services are now available in 443 municipalities and outdoor population coverage has reached 48% at 30 June 2014.

Fixed line revenue grew 1.5%* as continued broadband revenue growth supported by approximately 25,000 net broadband customer additions during the quarter was partly offset by declining fixed line voice usage. Vodafone Italy now offers fibre services in 55 cities and is progressing well on its own fibre build plans.

UK

Service revenue decreased 3.2%* as consumer contract service revenue growth was offset by continued declines in enterprise, prepaid and fixed line.

Mobile service revenue declined 0.6%* reflecting pricing pressures in the prepaid and enterprise segments. We delivered strong growth in the consumer contract segment due to positive contract customer additions and the greater penetration of Vodafone Red plans into the customer base with continued good traction for 4G bundled with content packages, with 3.1 million customers at 30 June 2014. The roll-out of 4G services continued with overall outdoor population coverage reaching over 40% and 0.9 million 4G customers at 30 June 2014.

Organic fixed line revenues (which include the UK portion of CWW for the first time) decreased 10.1%* as a result of continued price competition and lower fixed termination rates. The sales pipeline continues to grow, supporting future revenue trends.

Spain

Service revenue decreased 15.3%* as a result of intense convergence price competition, macroeconomic pressure and an MTR cut from July 2013.

Mobile service revenue declined 17.6%*, compared to 14.4%* in Q4, as price reductions and a change in mix towards mid-tier handsets and SIM-only tariffs led to further falls in ARPU. We are responding to the decline in ARPU with price increases on lower tier contract tariffs, and bundled content on higher tier tariffs. Despite the more competitive environment, we continued to reduce customer churn, as a result of an improved customer experience and the continued take-up of Vodafone Red plans, with nearly 1.5 million customers at 30 June 2014. We had over 1.0 million 4G customers at 30 June 2014 and 4G services are now available in all Spanish provinces, with 58% population coverage.

Fixed line revenue growth remained positive at 7.3%* as we added approximately 48,000 new customers during the quarter. We now have more than 0.8 million homes covered by our joint fibre network with Orange. In July, we completed the acquisition of Ono and announced a revised agreement with Orange to build to 2 million homes in total, while providing wholesale access to Orange to 1 million homes passed by Ono.

Other Europe

Service revenue declined 4.7%* due to price competition, the challenging macroeconomic environment and MTR cuts. Service revenue declined 4.0%*, 3.2%* and 5.8%* in the Netherlands, Portugal and Greece respectively.

In the Netherlands, we saw continued success with our Vodafone Red plans. In Portugal, the broadband customer base and fixed line revenues continued to grow as the fibre roll-out gained momentum in a market moving strongly towards converged offers, while in Greece the customer base grew due to the focus on data.

AMAP

Revenue declined 10.2% as a result of a 16.3 percentage point adverse impact from foreign exchange rate movements, particularly with regards to the Indian rupee, the South African rand and the Turkish lira. On an organic basis service revenue grew 4.7%* driven by a higher customer base, increased customer voice usage, demand for data and strong commercial execution, partially offset by the impact of MTR reductions.

Revenue

	Quarter ended
	30 June		Change
	2014	2013	Reported	Organic*
	£m	£m	%	%

India	1,026	1,091	(6.0)	10.3
Vodacom	839	1,005	(16.5)	—
Other AMAP	1,029	1,166	(11.7)	3.4
Service revenue	2,894	3,262	(11.3)	4.7
Revenue	3,209	3,572	(10.2)	6.1

Note:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 10.

India

Service revenue increased 10.3%*, driven by continued customer growth, strong data usage and improved voice pricing. Mobile customers increased by 3.3 million during the quarter giving a closing customer base of 169.9 million at 30 June 2014. Data usage grew 102% during the quarter, primarily driven by mobile internet customer growth and a 46% increase in usage per customer. At 30 June 2014 active data customers totalled 57 million, including 10 million 3G customers and 29 million smartphone users representing 17% penetration of the customer base.

M-Pesa continues to perform well, with national coverage through approximately 66,000 sales agents, 65% of which were in rural areas, with 1.5 million registered customers at 30 June 2014, of which approximately 300,000 are active.

Vodacom

Service revenue on an organic basis was flat* during the quarter reflecting the negative impact of MTR cuts in April 2014. In South Africa, organic service revenue decreased by 2.0%* as strong growth in data revenues of 18.5%* driven by higher smartphone penetration was offset by intensifying price competition and a 4.1 percentage point negative impact of MTRs cut effective from 1 April 2014.

Vodacom’s mobile operations outside South Africa delivered service revenue growth of 8.4%* mainly from continued customer base growth. M-Pesa continued to perform well across all of Vodacom’s mobile operations outside of South Africa, with over 6.4 million customers actively using the service.

Other AMAP

Service revenue increased 3.4%*, with growth in Turkey, Qatar and Ghana being partially offset by declines in Egypt and New Zealand.

Service revenue growth in Turkey was 3.7%* as strong growth in consumer contract and enterprise revenues were partly offset by a 7.1 percentage point negative impact from voice and SMS MTR cuts. As at 30 June 2014 the total customer base exceeded 20 million, with approximately 308,000 net additions in the quarter, largely driven by contract and Vodafone Red. We also continued to drive higher smartphone penetration.

In Egypt service revenue decreased 0.7%* as a result of a decline in the customer base. Revenue growth of 27.3%* in Qatar came as a result of continued net customer additions and the success of segmented commercial offers. In Ghana, service revenue grew 17.2%*, driven by an increase in customers and higher data usage.

Other transactions and developments

Grupo Corporativo Ono, S.A. (‘Ono’)

On 17 March 2014, Vodafone agreed to acquire Ono for a total consideration equivalent to €7.2 billion (£5.7 billion) on a debt and cash free basis (the ‘Transaction’). Ono has the largest next-generation network in Spain and the Transaction enables Vodafone to take advantage of the rapid increase in the adoption of unified communications products and services in the Spanish market. The Transaction, which received European Commission approval on 3 July 2014, completed on 23 July 2014.

India minorities

On 11 April 2014, the Group acquired the remaining 10.97% of its Indian subsidiary, Vodafone India Limited, from Piramal Enterprises Limited for a total cash consideration of INR 89.0 billion (£0.9 billion), taking its ownership interest to 100%.

Neotel Proprietary Limited (‘Neotel’)

On 19 May 2014 Vodacom announced its intention to acquire 100% of Neotel, the second largest provider of fixed telecommunications services in South Africa, for a cash consideration equivalent to an enterprise value of R7.0 billion (£0.4 billion). Vodacom expects that the combination of Neotel with its existing fibre network, spectrum holdings and enterprise business will accelerate Vodacom’s unified communications strategy, yielding substantial cost and capital expenditure synergies. The transaction remains subject to the fulfilment of a number of conditions precedent including applicable regulatory approvals (submissions have been made to both the Independent Communications Authority of South Africa (ICASA) and the Competition Commission of South Africa) and is expected to close before the end of the 2015 financial year.

Cobra Automotive Technologies S.p.A (‘Cobra’)

On 16 June 2014, Vodafone announced its intention to acquire Cobra, a leading provider of security and telematics solutions to the automotive and insurance industries, through a voluntary tender offer (the ‘Tender Offer’) valuing the entire fully diluted ordinary share capital of Cobra at €145 million (£115 million). The Tender Offer is conditional on, among other things, obtaining appropriate anti-trust approvals, and is expected to complete in the third quarter of the 2014 calendar year.

Vodafone Fiji Limited

On 1 July 2014, Vodafone announced that it has sold its entire 49% shareholding in Vodafone Fiji Limited to the Fiji National Provident Fund for a total cash consideration of FJ$160m (£51m). Vodafone will continue to have a presence in Fiji through a Partner Market agreement.

India tax

Details on this matter are available under the section entitled “Legal proceedings” on pages 164 to 166 of the Group’s annual report for the financial year ended 31 March 2014. The Group did not carry a provision for the litigation or in respect of the retrospective legislation at 31 March 2014 or at previous reporting dates.

Telecom Egypt arbitration

Details on this matter are available under the section entitled “Legal proceedings” on pages 164 to 166 of the Group’s annual report for the financial year ended 31 March 2014.

ADDITIONAL INFORMATION

Service revenue — quarter ended 30 June1, 2

	Group		Europe		AMAP
	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m
Mobile in-bundle	3,929	3,493	3,050	2,655	828	778
Mobile out-of-bundle	2,731	2,979	1,290	1,238	1,437	1,739
Mobile incoming	680	801	358	361	322	440
Fixed line	1,719	1,210	1,486	993	188	171
Other	387	391	266	257	119	134
Service revenue	9,446	8,874	6,450	5,504	2,894	3,262

	% change
	Group		Europe		AMAP
	Reported	Organic	Reported	Organic	Reported	Organic
Mobile in-bundle	12.5	4.7	14.9	0.3	6.4	26.8
Mobile out-of-bundle	(8.3)	(13.5)	4.2	(23.1)	(17.4)	(2.7)
Mobile incoming	(15.1)	(16.2)	(0.8)	(19.0)	(26.8)	(12.8)
Fixed line	42.1	0.1	49.6	(2.8)	9.9	22.7
Other	(1.0)	(4.5)	3.5	(9.3)	(11.2)	5.4
Service revenue	6.4	(4.2)	17.2	(7.9)	(11.3)	4.7

	Germany		Italy		UK3		Spain		India		Vodacom
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mobile in-bundle	878	918	497	—	629	613	428	493	181	154	259	259
Mobile out-of-bundle	239	299	271	—	313	331	132	184	635	714	462	590
Mobile incoming	66	79	76	—	89	98	28	59	148	189	50	84
Fixed line	771	425	176	—	368	410	82	80	40	6	—	—
Other	77	94	44	—	73	69	36	54	22	28	68	72
Service revenue	2,031	1,815	1,064	—	1,472	1,521	706	870	1,026	1,091	839	1,005

	% change
	Germany		Italy		UK		Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic
Service revenue	11.9	(4.9)	—	(16.1)	(3.2)	(3.2)	(18.9)	(15.3)	(6.0)	10.3	(16.5)	—

Notes:

(1)              The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

(2)              Organic growth presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 10.

(3)              The analysis of UK mobile and fixed service revenue for the quarter ended 30 June 2013 has been restated following the integration of CWW into the UK business.

Mobile customers — quarter ended 30 June 2014

(in thousands)

Country	1 April 2014	Net additions/ (disconnections)	Other movements	30 June 2014	Prepaid

Europe
Germany	32,305	(366)	—	31,939	51.5%
Italy	27,773	(878)	—	26,895	81.7%
UK	19,492	80	—	19,572	40.1%
Spain	13,466	(236)	—	13,230	28.9%
	93,036	(1,400)	—	91,636	54.6%

Other Europe
Netherlands	5,267	(24)	—	5,243	27.2%
Ireland	2,121	(34)	—	2,087	56.4%
Portugal	5,569	(165)	—	5,404	75.6%
Romania	8,186	(200)	—	7,986	58.4%
Greece	4,899	39	—	4,938	68.1%
Czech Republic	3,236	(9)	—	3,227	38.7%
Hungary	2,578	28	—	2,606	45.1%
Albania	1,954	(6)	—	1,948	94.3%
Malta	302	6	—	308	82.1%
	34,112	(365)	—	33,747	57.0%
Europe	127,148	(1,765)	—	125,383	55.3%

AMAP
India	166,561	3,337	—	169,898	93.5%
Vodacom[1]	65,381	3,033	—	68,414	92.7%
	231,942	6,370	—	238,312	93.3%

Other AMAP
Turkey	19,754	308	—	20,062	61.2%
Egypt	41,847	(110)	—	41,737	94.2%
New Zealand	2,336	(13)	—	2,323	64.4%
Qatar	1,327	27	—	1,354	90.8%
Ghana	6,480	201	—	6,681	99.6%
	71,744	413	—	72,157	84.5%
AMAP	303,686	6,783	—	310,469	91.2%

Group	430,834	5,018	—	435,852	80.9%

Note:

(1)              Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

Non-GAAP information

Use of non-GAAP information

In presenting and discussing our reported operating results and cash flows, certain information is derived from amounts calculated in accordance with International Financial Reporting Standards (‘IFRS’), but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Cash flow measures

In presenting and discussing our reported results, free cash flow is calculated and presented even though this measure is not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties for the following reasons:

•                  free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, free cash flow does reflect the cash available for activities, such as strengthening the consolidated statement of financial position or providing returns to shareholders in the form of dividends or share purchases;

•                  free cash flow facilitates comparability of results with other companies (although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies);

•                  this measure is used by management for planning and reporting purposes; and

•                  this measure is useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow is provided below:

	Quarter ended
	30 June
	2014	2013
	£m	£m
Cash generated by operations	1,409	2,417
Capital expenditure[1]	(1,867)	(1,018)
Working capital movement in respect of capital expenditure	295	(488)
Disposal of property, plant and equipment	21	13
Operating free cash flow	(142)	924
Taxation	(113)	(677)
Dividends received from associates and investments	99	743
Dividends paid to non-controlling shareholders in subsidiaries	(137)	3
Interest received and paid	(289)	(83)
Free cash flow	(582)	910

Note:

(1)              Cash paid for the purchase of property, plant and equipment and intangible assets other than licence and spectrum payments, during the period.

Organic growth

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis including merger and acquisition activity and movements in foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies, (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

Reconciliations of organic growth to reported growth are shown in the table below:

		% change
		Organic	M&A activity	Foreign exchange	Reported
		%	pps	pps	%
Group
Revenue	Q1	(4.4)	19.5	(8.9)	6.2
Mobile in-bundle revenue	Q1	4.7	15.3	(7.5)	12.5
Mobile out-of-bundle revenue	Q1	(13.5)	15.6	(10.4)	(8.3)
Mobile incoming revenue	Q1	(16.2)	11.0	(9.9)	(15.1)
Fixed line revenue	Q1	0.1	47.1	(5.1)	42.1
Other revenue	Q1	(4.5)	10.8	(7.3)	(1.0)
Service revenue	Q1	(4.2)	19.4	(8.8)	6.4
Service revenue excluding the impact of MTR cuts	Q1	(2.9)	19.4	(8.8)	7.7
Enterprise service revenue	Q1	(2.9)	10.6	(5.5)	2.2
Vodafone Global Enterprise service revenue	Q1	1.6	1.0	(0.2)	2.4
Machine-to-machine revenue	Q1	30.7	1.1	(4.1)	27.7
Europe
Revenue	Q1	(8.9)	29.3	(3.9)	16.5
Mobile in-bundle revenue	Q1	0.3	18.6	(4.0)	14.9
Mobile out-of-bundle revenue	Q1	(23.1)	30.9	(3.6)	4.2
Mobile incoming revenue	Q1	(19.0)	21.8	(3.6)	(0.8)
Fixed line revenue	Q1	(2.8)	56.3	(3.9)	49.6
Other revenue	Q1	(9.3)	15.3	(2.5)	3.5
Service revenue	Q1	(7.9)	29.0	(3.9)	17.2
Service revenue excluding the impact of MTR cuts	Q1	(6.6)	29.0	(3.9)	18.5
Germany - Service revenue	Q1	(4.9)	21.6	(4.8)	11.9
Germany - Service revenue	Q4	(5.8)	20.8	(3.2)	11.8
Germany - Mobile service revenue	Q1	(5.5)	0.0	(3.9)	(9.4)
Germany - Fixed line revenue	Q1	(3.2)	92.5	(7.9)	81.4
Italy - Service revenue	Q1	(16.1)	16.1	—	—
Italy - Service revenue	Q4	(18.1)	18.1	—	—
Italy - Mobile service revenue	Q1	(18.9)	18.9	—	—
Italy - Fixed line revenue	Q1	1.5	(1.5)	—	—
UK - Service revenue	Q1	(3.2)	—	—	(3.2)
UK - Service revenue	Q4	(3.6)	33.4	—	29.8
UK - Service revenue including CWW	Q4	(4.0)	33.8	—	29.8
UK - Mobile service revenue	Q1	(0.6)	—	0.0	(0.6)
UK - Fixed line revenue	Q1	(10.1)	—	(0.1)	(10.2)
Spain - Service revenue	Q1	(15.3)	—	(3.6)	(18.9)
Spain - Service revenue	Q4	(12.6)	(0.5)	(2.3)	(15.4)
Spain - Mobile service revenue	Q1	(17.6)	(0.0)	(3.4)	(21.0)
Spain - Mobile service revenue	Q4	(14.4)	(0.6)	(2.3)	(17.3)
Spain - Fixed line revenue	Q1	7.3	—	(4.8)	2.5
Other Europe - Service revenue	Q1	(4.7)	—	(4.7)	(9.4)
Netherlands - Service revenue	Q1	(4.0)	—	(4.1)	(8.1)
Portugal - Service revenue	Q1	(3.2)	—	(4.3)	(7.5)
Greece - Service revenue	Q1	(5.8)	—	(3.6)	(9.4)
AMAP
Revenue	Q1	6.1	—	(16.3)	(10.2)
Mobile in-bundle revenue	Q1	26.8	—	(20.4)	6.4
Mobile out-of-bundle revenue	Q1	(2.7)	—	(14.7)	(17.4)
Mobile incoming revenue	Q1	(12.8)	—	(14.0)	(26.8)
Fixed line revenue	Q1	22.7	—	(12.8)	9.9
Other revenue	Q1	5.4	(0.1)	(16.5)	(11.2)
Service revenue	Q1	4.7	—	(16.0)	(11.3)
Service revenue excluding the impact of MTR cuts	Q1	6.2	—	(16.0)	(9.8)
India - Service revenue	Q1	10.3	—	(16.3)	(6.0)
India - Service revenue	Q4	11.9	—	(19.9)	(8.0)
Vodacom - Service revenue	Q1	—	—	(16.5)	(16.5)
Vodacom - Service revenue	Q4	5.1	—	(21.2)	(16.1)
South Africa - Service revenue	Q1	(2.0)	—	(17.7)	(19.7)
South Africa - Data revenue	Q1	18.5	—	(21.4)	(2.9)
Vodacom’s international operations - Service revenue	Q1	8.4	—	(11.6)	(3.2)
Other AMAP - Service revenue	Q1	3.4	—	(15.1)	(11.7)
Turkey - Service revenue	Q1	3.7	—	(21.1)	(17.4)
Turkey - Service revenue	Q4	6.8	(0.2)	(26.0)	(19.4)
Egypt - Service revenue	Q1	(0.7)	(0.1)	(10.0)	(10.8)
Qatar - Revenue	Q1	27.3	—	(11.4)	15.9
Ghana - Service revenue	Q1	17.2	(0.1)	(44.7)	(27.6)

OTHER INFORMATION

Notes

(1)

Vodafone, the Vodafone Speechmark, Vodacom, M-Pesa, and Vodafone Red are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

(2)	All growth rates reflect a comparison to the quarter ended 30 June 2013 unless otherwise stated.
(3)

References to “the quarter” and “this quarter” are to the quarter ended 30 June 2014 unless otherwise stated. References to the “previous quarter” are to the quarter ended 31 March 2014 unless otherwise stated. References to “Q3” are to the quarter ended 31 December 2013 unless otherwise stated. References to “Q4” are to the quarter ended 31 March 2014 unless otherwise stated. References to the “2015 financial year” or “current financial year” are to the financial year ending 31 March 2015 and references to the “prior financial year” and the “2014 financial year” are to the financial year ended 31 March 2014 unless otherwise stated.

(4)

All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 10.

(5)	Reported growth is based on amounts in pounds sterling as determined under IFRS.
(6)	Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
(7)

Quarterly historical information including service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spread sheet available at vodafone.com/investor.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement on the first page of this report and the outlook for the 2015 financial year; expectations for the Group’s future performance generally, including  growth and capital expenditure; statements relating to the Project Spring organic investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, and the launch of a number of additional features; expectations regarding smartphone adoption generally; expectations regarding Vodafone 2015; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding adjusted operating profit, adjusted EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including KDG, CWW, Ono, Cobra, and Neotel; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar, or interest rates; the ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in our annual report for the year ended 31 March 2014. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2014

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 25, 2014

	By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary